

Eurotunnel Group
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Tel: 01303 273300
Fax: 01303 850360

www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA



22nd June 2005

Dear Sirs,

Eurotunnel PLC ("EPLC")/Eurotunnel SA ("ESA") - File number : 82-3000/82-2999

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934, please find enclosed the following announcements which were issued by EPLC/ESA to the London and Paris Stock Exchanges:-

- Eurotunnel strengthens its rules on corporate governance
- Eurotunnel's new fares
- Eurotunnel's goal: to become a vital element in the European railway business
- Proxy voting agencies support Eurotunnel Joint Board resolutions at the Annual Meeting of Shareholders on 17th June 2005
- Press release on the number of shareholders having registered a vote is in excess of 80,000, representing approximately 45% of the capital
- Historic mobilisation by Eurotunnel shareholders

Yours faithfully,

S P Garnham

Mrs. S P Garnham
UK Company Secretary
For and on behalf of Eurotunnel

Enc.

31 May 2005

Corporate Governance

In the lead up to the Annual General Meeting of Shareholders, Eurotunnel strengthens its rules on corporate governance.

At the Board Meeting on Monday 30 May 2005 a number of key decisions relating to corporate governance were made:

- the adoption of a Directors code;
- the establishment of a Strategy Committee;
- the nomination of Robert Rochefort as Senior Independent Director;
- the establishment of procedures to call on independent advisors to ensure proper transparency in the selection of future members of the Joint Board.

The financial negotiations essential to the future of the group have begun and the Board is working to integrate Eurotunnel as a vital element in the trans-European transport infrastructure.

The Group is now putting in place the mechanisms to ensure the highest standards for corporate governance.

END

Media enquiries:
Eurotunnel Press Office, tel: + 44 (0) 1303 288728 or + 44 (0) 1303 288737

Investor enquiries:
Xavier Clement, tel: + 33 1 55 27 36 27

News release no. 936

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

eurotunnel.com changing the way we cross the Channel

Standard one-way fares, irrespective of length of stay
'Fast track' direct from check-in to shuttle boarding
The traditional day trip just got longer!

Folkestone, England, 7 June 2005; EUROTUNNEL [LSE: ETL] has signalled a revolution in cross-Channel travel, unveiling a raft of new initiatives to make life easier, faster, and cheaper for motorists crossing the Channel this summer. Innovations launched today by the Channel Tunnel operator include:

- Fares based on one-way crossings from just £49 for car and passengers
- Standard fares that don't go up just because you want to stay away longer
- FlexiPlus fares with free amendments, dedicated check-in/priority boarding
- New, extended 24 hour day trip/overnight fares from just £30
- New 'Fast track' direct route from check-in to shuttle boarding
- Faster, easier online booking at the new-look www.eurotunnel.com

From today, Eurotunnel's **Standard Fares** will be based on one-way crossings and will no longer be determined by length of stay. Standard single fares start from just £49 (£98 return) for a car and all passengers. Based on five people in a car, that's equivalent to just £9.80 per person, each way. A new-look website www.eurotunnel.com makes booking online faster and easier than ever.

Jo Willacy, director of Eurotunnel's passenger division, said: "*We've listened to what customers have been telling us about the complexity of cross-Channel pricing. Our new standard fare structure is based on single crossings, and is purely demand driven. As our shuttles fill up, so the fare increases. Likewise, the earlier you book, the better the deal!*"

Customers can 'mix-and-match' crossings to take advantage of the cheapest deals and to suit their own personal circumstances. The new online booking system provides customers with a range of fare options on the day they wish to travel.

Jo Willacy continued: *"We've put the customer in the driving seat with the freedom to travel without restrictions on length of stay. Customers have the flexibility to travel at a time and a price to suit them. We've also developed the technology to help them book online with clear, transparent pricing."*

Eurotunnel's new **FlexiPlus Fare** will offer a flat rate irrespective of when you travel with dedicated check-in, priority boarding on the next available shuttle, and use of an exclusive lounge* with complimentary light meals, drinks and newspapers. FlexiPlus fares are fully flexible and refundable allowing you to change your travel plans free-of-charge at any time for a whole year from the date of booking.

To compete in the highly popular short break market Eurotunnel has also launched special fares for breaks of up to five calendar days. These fares offer discounts of up to 50% on the standard fares. **Short Stay Saver** fares start from just £78 for a car and all passengers.

Eurotunnel's **Day Trip** fares are now even better value too and are valid for two calendar days. This means that customers can overnight at no extra cost. Day trips start from just £30 for a car and all passengers.

Already the fastest way to cross to France by car with a crossing time of just 35 minutes, Eurotunnel is also introducing a new **'fast track'** procedure which means that customers arriving at the recommended check-in time can drive direct from check-in to shuttle boarding.

Eurotunnel's website is recognised as one of the most popular portals for cross-Channel travel. Over 60% of Eurotunnel tickets are sold online. As well as cross-Channel travel, visitors to www.eurotunnel.com can also arrange travel insurance, motor breakdown cover, hotel and self-catering accommodation, and even pre-order foreign currency and shopping.

(* lounge is only accessible to passengers traveling in vehicles under 1.85m high.)

For more information, please contact the Eurotunnel Press Office on + 44 (0) 1303 288728 or + 44 (0) 1303 288737. E-mail: press.uk@eurotunnel.com

About Eurotunnel

Eurotunnel is the fast, frequent and reliable way to cross the Channel by car. Crossing from Folkestone to Calais in just 35 minutes, Eurotunnel is the preferred choice of the motorist, offering an unrivalled frequency of service with a departure every 15 minutes at peak times, whatever the weather. www.eurotunnel.com

Eurotunnel's goal: to become a vital element in the European railway business

Folkestone, England, 9 June 2005; Beyond the essential restructuring of its debt, Eurotunnel [LSE: ETL] intends to secure its future by becoming a vital element in European rail transport. Several significant steps have already been taken.

The French government has awarded a licence to the Eurotunnel subsidiary, Europorte 2. This allows the company to provide " *...international freight transport services on tracks belonging to the Trans European Rail Freight Network and also to provide international combined transport services"* on the whole of this network. Europorte 2 is the first French company to benefit from new European legislation in this respect.

Jacques Gounon, Chairman of the Joint Board of Eurotunnel, and Henri Rouanet, non-executive director, have recently held meetings with both the French Secretary of State for Transport, and Jacques Barrot, the EU's Transport Commissioner, in order to discuss priorities and the resources needed. As a result, Eurotunnel is now in a stronger position to develop its projects.

Following these talks, the French Ministry of Transport has included Eurotunnel in the Steering Committee which, during the coming months, will prepare the public consultation on a high speed line linking London and Paris directly via Amiens and the Channel Tunnel.

During the meeting of this committee in Amiens today, 9 June 2005, Jacques Gounon, Chairman of Eurotunnel, stated that, *"Eurotunnel supports this project which would reduce the London to Paris journey time to just 2 hours. It is a natural and indispensable complement to the enormous investments already made by Eurotunnel and which are today still largely under-utilised."*

With the approach of the Annual General Meeting of Shareholders, Eurotunnel confirms its determination that, whilst continuing to operate the exceptional and unique Channel Tunnel infrastructure, its legitimacy and vocation to become an independent rail operator should be recognised.

For media information, please contact the Eurotunnel Press Office on + 44 (0) 1303 288728 or + 44 (0) 1303 288737. Email: press.uk@eurotunnel.com

For investor information, please contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

Proxy voting agencies support Eurotunnel Joint Board resolutions at the Annual Meeting of shareholders to be held on June 17, 2005

Folkestone, England, 13 June 2005; ISS, ABI and PIRC, independent advisors specialising in the analysis of shareholder meeting agendas for institutional investors, have announced that they support the proposals submitted by the Joint Board of Eurotunnel for voting at the forthcoming Annual General Meeting to be held on 17 June 2005.

All three companies have recommended that their clients vote for most of the resolutions and have unanimously recommended the ratification of the nomination of Jacques Gounon and Henri Rouanet.

At a time when the negotiations with the creditors are progressing, Eurotunnel is pleased to receive support from these corporate governance specialists for the resolutions put forward by the Joint Board.

Eurotunnel believes that as a result of recent corporate governance initiatives and the attention it has paid to improving financial communication, it will mobilise a high level of support from shareholders at the AGM.

For media enquiries please contact the Eurotunnel Press Office on + 44 (0) 1303 288728 or + 44 (0) 1303 288737. Email: press.uk@eurotunnel.com

For investor enquiries please contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

944/2005
For immediate release

Folkestone, England, 17 June 2005; At 10h00 today, (Friday 17 June) at the completion of the registering of the proxies and votes by correspondence, the number of shareholders having registered a vote is in excess of 80,000, representing approximately 45% of the capital.

Jacques Gounon, Chairman and Chief Executive of the Eurotunnel Group, said: "I am very pleased with this exceptional level of mobilisation, which is 30% higher than at the AGM in 2004. It demonstrates the commitment our shareholders have to their company and their support for the renegotiation of the debt."

He added: "I would like all the shareholders to unite with us to secure the future of Eurotunnel."

For media enquiries please contact the Eurotunnel Press Office on + 44 (0) 1303 288728 or + 44 (0) 1303 288737. Email: press.uk@eurotunnel.com

For investor enquiries please contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com


EURO
TUNNEL

NEWS RELEASE

945/2005

For immediate release

Historic mobilisation by Eurotunnel shareholders

- **82 000 shareholders took part in vote at Eurotunnel AGM**
- **45% of share capital represented**
- **Jacques Gounon elected (98.27% of votes in favour)**

Today, Friday 17 June 2005, in Coquelles, France, Eurotunnel shareholders voted overwhelmingly in favour of Jacques Gounon, Chairman and Chief Executive, at the Group's AGM.

Speaking after the meeting, Jacques Gounon said, "I am very pleased to see such a strong turnout and historic unity for the vote. Today our shareholders have demonstrated to everyone their sense of responsibility. This is the sign that they really believe that together we can save Eurotunnel."

He added, "Now it is time for some calm, for us all to get back to business. The negotiations ahead will be hard and time is short. We are determined to succeed and now we have the strength."

Media enquiries:

Press Office (24 hours) tel: + 44 (0) 1303 288728 or + 44 (0) 1303 288737

Investor enquiries:

Investor Relations tel: + 33 1 55 27 36 27

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied freight shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.